SEC MAIL RECEIVED FEB 2 8 2006 WASH. D.C. 192 SECTION

SE[barcode] MISSION

06005188

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52610

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABI Capital Management, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Nineteenth Street North

(No. and Street)

Birmingham,	Al	35203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carlton Martin; 205.320.0310

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Caston Long & Company, LLC

(Name – *if individual, state last, first, middle name*)

2100 SouthBridge Parkway	Birmingham	Al	35209
(Address)	(City)	(State)	(Zip Code)

PROCESSED MAY 2 3 2006 THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Carlton Martin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABL Capital Management, LLC, as of December, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MY COMMISSION EXPIRES
SEPTEMBER 2, 2009

Caston Long & Company, LLC
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Members of
ABI Capital Management, LLC
Birmingham, Alabama

We have audited the accompanying statement of financial condition of ABI Capital Management, LLC (the Company) as of December 31, 2005 and the related statement of income and members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based in our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of ABI Capital Management, LLC at December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principle.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17 a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Caston Long & Company, LLC

February 22, 2006

Member
American Institute of CPAs Alabama Society of CPAs

2100 SouthBridge Parkway SouthBridge • Suite 650 Birmingham, Alabama 35209
Telephone 205.414.7520 Facsimile 205.854.4904
e-mail: long_jr@msn.com

ABI CAPITAL MANAGEMENT, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

Cash and equivalents	$	292,466
Commissions receivable		781
Prepaid assets		244
Total current assets		293,491
Total assets	$	293,491

LIABILITIES AND MEMBERS' EQUITY

Accounts payable	$	6,764
Accrued expenses		9,156
Total current liabilities		15,920
Members' equity		277,571
Total liabilities and members' equity	$	293,491

See the accompanying notes and auditors' report

ABI CAPITAL MANAGEMENT, LLC
STATEMENT OF INCOME and MEMBERS' EQUITY
For the Year Ended December 31, 2005

REVENUES	
Commissions	$ 187,470
Total revenue	187,470
OPERATING EXPENSES	
Selling	41,036
General and administrative	30,854
Rent	20,992
Salaries and wages	182,698
Other	24,944
Total expenses	300,524
Revenue (loss) from operations	(113,053)
OTHER INCOME	5,999
Net income (loss)	(107,054)
MEMBERS' EQUITY AT JANUARY 1, restated	384,625
MEMBERS' EQUITY AT DECEMBER 31	$ 277,571

See the accompanying notes and auditors' report

ABI CAPITAL MANAGEMENT, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income (loss)	$ (107,054)
Changes in operating assets and liabilities:	
Commissions receivable	162
Municipal syndicate profits receivable	
Corporate syndicate profits receivable	147,778
Other receivables	
Prepaid expenses	(88)
Accounts payable	(88,295)
Accrued expenses	6,363
Net cash provided (used) by operating activities	(41,134)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Equity restatement	(30,664)
Net cash provided (used) by financing activities	(30,664)
Net increase (decrease) in cash	(71,798)
Cash at the beginning of the year	364,264
Cash at the end of the year	$ 292,466

ABI CAPITAL MANAGEMENT, LLC
Notes to Financial Statements

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of ABI Capital Management, LLC (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representative of the members who are responsible for their integrity and objectivity. The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

Formation And Scope of Operations -

ABI Capital Management, LLC is an Alabama limited company and began operations in November 2000. The Company is located in Birmingham, Alabama.

Services provided to clients by the Company include:

- Conducting business as a broker-dealer in selling corporate debt securities;
- Underwriting/Seller group participant;
- United States Government Securities broker;
- Municipal securities broker; and
- Investment advisory services.

The company is registered with the Securities and Exchange Commission pursuant to the Securities and Exchange Act of 1034 and is a member of the National Association of Securities Dealers (NASD), Inc.

Estimates –

The preparation of financial statements in conformity with accepted accounting principles generally accepted in the United States of America requires management to make estimates concerning certain assets and liabilities at the date of the financial statements and certain revenues and expenses during the reporting period. Actual results could differ from these estimates.

Clearing Agreement -

The Company clears its customer transactions through another broker-dealer on a fully disclosed basis.

ABI CAPITAL MANAGEMENT, LLC
Notes to Financial Statements

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (Continued)

Clearing Agreement –(continued)

The clearing broker maintains a clearing deposit with its clearing broker. The deposit amount at December 31, 2005 was $ 25,036.

Commissions -

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes -

The Company is treated as a partnership for federal and state income tax purposes. Consequently, federal and state income taxes are not payable by, or provided for, the Company. Members are taxed individually on their pro rata shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the regulations of the Company.

NOTE B LEASES

The Company leases its facilities under a non-cancelable operating lease. Future minimum lease payments under these circumstances are:

Year ending December 31,	2006	$ 22,920
	2007	20,580
	2008	20,580
	2009	21,000
	2010	21,000
		$ 106,080

Rent expense under leases was $ 20,992 for the year ended December 31, 2005.

NOTE C NET CAPITAL REQUIREMENTS

ABI Capital Management, LLC is subject to net capital rules administrated by the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800 percent of its net capital.

ABI CAPITAL MANAGEMENT, LLC
Notes to Financial Statements

NOTE C NET CAPITAL REQUIREMENTS, (Continued)

The Company is a registered introducing broker participating in firm commitments as a underwriter. The rules require that ABI Capital Management, LLC maintain a minimum net capital of $ 100,000. At December 31, 2004, the Company's net capital of $ 272,353 was 94 percent of aggregate indebtedness and $ 171,353 in excess of the minimum net capital required.

Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
ABI Capital Management, LLC

We have audited the accompanying financial statements of ABI Capital Management, LLC as of and for the year ended December 31, 2005, and have issued our report thereon dated February 22, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Caston Long & Company, LLC

February 22, 2005

ABI CAPITAL MANAGEMENT, LLC
Computation of Net Capital Under Rule
15c - 3 -1 of the Security and Exchange Commission
As of December 31, 2005

Net Capital:	
Total members' equity qualified for net capital	$ 277,571
Deductions and/or charges:	
Nonallowable assets:	
Commissions receivable in excess of 30 days	781
Amount in excess of required clearing account	36
Other assets	244
	1,061
Net capital before haircuts on security positions	276,510
Haircuts on securities:	
Money market securities	3,770
Certificates of deposit	387
	4,157
Net Capital	$ 272,353
Aggregate indebtedness:	
Items included in the statement of financial condition	
Payables to suppliers	$ 713
Commission payables	6,051
Payroll liabilities	9,156
Total aggregate indebtedness	$ 15,920
Computation of basic net capital requirement:	
Minimum net capital required	$ 1,061
Excess net capital at 1500%	271,292
Excess net capital @ 1,000%	270,761
Ratio: Aggregate indebtedness to net capital	.06 to 1

ABI CAPITAL MANAGEMENT, LLC
Computation of Net Capital Under Rule
15c - 3 -1 of the Security and Exchange Commission
As of December 31, 2005

Reconciliation with company's computation (included in Part II of Form X-17a - 5 as of December 31, 2004)

Net capital as reported in Company's Part II (unaudited) FOCUS report	$ 272,352
Audit differences, due to rounding of nonallowable assets	1
Net capital per audit	$ 272,353

Schedule II

ABI Capital Management, LLC
Computation for Determination of Reserve
Requirements Under Rule 15c3-3 of
The Securities and Exchange Commission
As of December 31, 2005

The Company is exempt from SEC Rule 15c3-3 under the exemptive provisions of the rule. All customer transactions cleared through another broker-dealer on a fully disclosed basis. The Company does not carry security accounts for customers.

Schedule III

ABI Capital Management, LLC
Information Relating to Possession or Control
Requirements Under Rule 15c 3-4 of the
Securities and Exchange Commission
As of December 31, 2005

The Company is exempt from SEC Rule 15c3-3 under the exemptive provisions of the rule. The Company does not carry securities accounts for customers. All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Caston Long & Company, LLC
Certified Public Accountants and Consultants

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC rule 15c 3-3

To the Members of
ABI Capital Management, LLC
Birmingham, Alabama

In planning and performing our audit of ABI Capital Management, LLC (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-4. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures

Member
American Institute of CPAs   Alabama Society of CPAs

2100 SouthBridge Parkway SouthBridge • Suite 650 Birmingham, Alabama 35209
Telephone 205.414.7520   Facsimile 205.854.4904
e-mail: long_jr@msn.com

are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against the loss from authorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Security Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified partied.

Caston Long & Company, LLC

February 22, 2006